UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under the
 Securities Exchange Act of 1934

For the month of January 2011

Commission File Number: 1-32754

BAYTEX ENERGY CORP.
(Exact name of registrant as specified in its charter)

2800, 520 – 3rd AVENUE S.W.
CALGARY, ALBERTA, CANADA
T2P 0R3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K of Baytex Energy Corp. includes as Exhibit 99.1 the Supplemental U.S. GAAP Disclosures of Baytex Energy Trust as at and for the six months ended June 30, 2010.  Exhibit 99.1 to this Report on Form 6-K shall be deemed to be filed and shall be incorporated by reference into the registrant's Registration Statements on Form S-8 (333-163289 and 333-171568).

EXPLANATORY NOTE

On January 21, 2011, the registrant furnished a Report on Form 6-K for the month of January 2011 (the "Form 6-K (January 2011)"), which incorporated by reference the Supplemental U.S. GAAP Disclosures of Baytex Energy Trust as at and for the six months ended June 30, 2010.  The Form 6-K (January 2011) should have stated that Exhibit 99.1 thereto was deemed to be filed and incorporated by reference into the registrant's Registration Statements on Form S-8 (333-163289 and 333-171568).

The registrant is filing this Amendment No. 1 to the Form 6-K (January 2011) (this "Amendment") to include language on the cover page to deem Exhibit 99.1 thereto to be filed and incorporated by reference into the registrant's Registration Statements on Form S-8 (333-163289 and 333-171568).

Other than as expressly set forth above, this Amendment does not, and does not purport to, update or restate the information in any Item of the Form 6-K (January 2011) or reflect any events that have occurred after the Form 6-K (January 2011) was filed.

The following document attached as an exhibit hereto is incorporated by reference herein:

Exhibit No.	Document
99.1*	SUPPLEMENTAL U.S. GAAP DISCLOSURES OF BAYTEX ENERGY TRUST AS AT AND FOR THE SIX MONTHS ENDED JUNE 30, 2010

*previously filed

                                                                                    SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

    BAYTEX ENERGY CORP.

("signed") W. Derek Aylesworth
Name: W. Derek Aylesworth
Title: Chief Financial Officer

Dated: January 28, 2011